UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

December 31, 2013 and 2012

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris Davis Chan & Tan LLP

Charlotte, North Carolina

June 17, 2014

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value (Notes 2, 5 and 6)
Money market funds	$37,156,686	$24,868,141
Mutual funds	5,490,335,056	4,766,077,522
Collective investment funds	1,215,228,505	889,598,749
Common stock	1,062,030,074	775,435,290

Total non-Master Trust investments	7,804,750,321	6,455,979,702
Plan interest in the Stable Value Master Trust (Notes 5 and 6)	462,143,061	436,462,397

Total investments	8,266,893,382	6,892,442,099
Non-interest bearing cash	881,214	417,488
Accrued interest and dividends receivable	—	343
Employer contribution receivable	125,224,595	142,059,078
Participant notes receivable (Notes 1 and 2)	113,646,837	93,656,296
Other receivable	—	84,132

Total assets	8,506,646,028	7,128,659,436
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(6,015,327)	(18,860,262)

Net assets available for benefits	$8,500,630,701	$7,109,799,174

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets available for benefits attributed to:
Investment income
Net appreciation in fair value of investments (Note 7)	$1,238,749,999
Investment income from mutual funds	168,958,700
Interest and dividends	2,756,139

Total non-Master Trust investment income	1,410,464,838
Plan interest in the Stable Value Master Trust investment income	9,653,363

Total investment income	1,420,118,201

Contributions (Note 1)
Employees	301,734,698
Employer	290,000,347

Total contributions	591,735,045

Interest income on participant notes receivable	3,794,065

Other income	5,194,763

Total additions	2,020,842,074

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	630,009,393
Other expenses	1,154

Total deductions	630,010,547

Net increase	1,390,831,527
Net assets available for benefits
Beginning of year	7,109,799,174

End of year	$8,500,630,701

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. The Plan includes the Savings and Investment Plan (SIP), Vocon and Deferred Profit Sharing (DPS) Accounts.

Plan Sponsor

Through September 30, 2013, Merrill Lynch & Co., Inc. (the Company) was the plan sponsor. Effective October 1, 2013, the Company merged into Bank of America Corporation (the Corporation) which assumed sponsorship of the Plan.

Plan Administrator

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

SIP Account

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. The portion of the Plan invested in Bank of America Corporation common stock (BAC common stock) is designated an Employee Stock Ownership Plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2010, the Plan was closed to new participants, with certain exceptions. Eligible Corporation employees hired on or after January 1, 2010 participate in The Bank of America 401(k) Plan with certain exceptions.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

SIP Account (Continued)

Pre-tax and Roth (after-tax) Contributions

Effective January 1, 2013, each participant may elect to make pre-tax and Roth (after-tax) contributions to the Plan through payroll deductions from 1% to 50% (1% to 25% prior to January 1, 2013) of such participant’s eligible compensation (as defined in the Plan document) for each pay period. In accordance with federal law, 2013 annual pre-tax contributions were limited to $17,500 for participants. Additional 2013 contributions of $5,500 were permitted for participants over age 50. A participant can elect to change the rate at which his/her contribution is determined at any time during the year. Provided requirements are met, withdrawals of Roth contributions and any earnings are tax free.

After-Tax (Non-Roth) Contributions

Effective January 1, 2013, participants may no longer elect after-tax (non-Roth) contributions.

Employer Contributions

Beginning July 1, 2012, company matching contributions increased to 100% of the first 5% (4% prior to July 1, 2012) of the participant’s eligible compensation contributed to the Plan as pre-tax and/or Roth 401(k) contributions for employees with at least 1 year of service. Annual company match maximum contributions of $2,000 or $3,000 as defined in the Plan document were eliminated beginning July 1, 2012.

Beginning July 1, 2012, the Corporation added an annual company contribution equal to 2% (3% if participant has at least 10 years of vesting service) of the participant’s eligible compensation.

Employer contributions include forfeitures and additional contributions which are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $290,000,347 for 2013.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

SIP Account (Continued)

Withdrawals

Withdrawals during employment are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. Participants who take a financial hardship distribution shall not be permitted to make contributions during the 6 month period beginning on the date of such distribution.

A non-hardship withdrawal is available under certain circumstances, depending on the participant’s age, length of Plan participation, and/or type of account or sub-account involved. Before age 70  1/2, a non-hardship withdrawal is paid in cash or in-kind, except that active participants who are at least age 59  1/2 may elect to withdraw all, but not less than all, of their vested account balances held in BAC common stock. After age 70  1/2 other payment options are available for a non-hardship withdrawal. The payment options for non-hardship withdrawals, to the extent permitted by Plan provisions, are generally as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account.

Payment of Benefits

Distributions of account balances may occur upon a participant’s death, disability, retirement or other separation from service. A participant, or a beneficiary, may receive distributions under one of several options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, the purchase of an annuity or, in the event of a Disability, a participant may receive a withdrawal in the form of a single lump sum or in quarterly or annual installments for up to 15 years with procedures approved by the Committee.

All amounts allocated to participants who elected to withdraw from the Plan as of December 31, 2013 and 2012 were paid prior to year end.

Vesting of Benefits

Participants are always 100% vested in contributions to the Plan made from their eligible compensation and in amounts rolled over from a former employer’s qualified retirement plan or transferred from another plan, and in each case, the earnings thereon. Effective July 1, 2012, all active employees’ unvested company matching contributions as of June 30, 2012 were fully vested. Inactive participants became vested in company matching contributions and earnings thereon based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service -

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

SIP Account (Continued)

Vesting of Benefits (Continued)

60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested. In the event of re-employment of a participant with unvested company matching contributions within 7 years of termination of employment, the participant shall become 100% vested in their company matching contributions. Participants are 100% vested in the dividends paid on BAC common stock held in their account regardless of their years of service.

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (with accelerated vesting upon the attainment of Normal Retirement Age, or in the event of retirement, severance, divestiture or death) and is forfeited if a participant leaves prior to completing such vesting service requirement.

Forfeitures

As of December 31, 2013 and 2012, the forfeited nonvested account totaled $519,997 and $1,145,963, respectively. This account will be used to reduce future employer contributions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, employer matching contributions, annual company contributions and investment earnings and charged with the allocation of investment losses and withdrawals.

Participant Notes Receivable

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of two outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published in the Wall Street Journal on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of 50% of the participant’s vested account balance reduced by any outstanding loan balance, or $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12 month period ending on the day before the loan was made.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

Participant Notes Receivable (Continued)

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 3.25% to 9.75% for loans held by the Plan as of December 31, 2013 and 2012.

Vocon and DPS Accounts

General

The Vocon Accounts were established for participants who made voluntary, non-deductible contributions to the Pension Plan for Employees of Merrill Lynch & Co., Inc. and Affiliates, which terminated in 1988, and represent the amounts transferred to the Plan from the terminated Pension Plan with respect to such contributions. The DPS Accounts were established for participants with amounts transferred to the Plan from the Deferred Profit Sharing Plan for Employees of Merrill Lynch, Pierce, Fenner and Smith, Inc. (MLPF&S) and Affiliates. Employer contributions to that plan were suspended as of December 1973.

Participant Accounts

Participants can direct the investment of their accounts among any of the investment alternatives offered by the Plan. Each participant’s account is credited with investment earnings, and charged with the allocation of investment losses and withdrawals.

Vesting

Participants are 100% vested in the Vocon and DPS Accounts.

Payment of Benefits

Distributions from the Plan are allowed due to death, retirement, in-service withdrawal, or termination. All amounts allocated to participants who elected to withdraw from the Plan as of December 31, 2013 and 2012 were paid prior to year end.

Investment Alternatives

The Plan provides participants with a total of 31 investment alternatives as of December 31, 2013. Investment alternatives include 14 mutual funds, 15 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

Beginning March 26, 2012, the following changes were made to the Plan’s investment alternatives:

•

The American Funds Growth Fund of America, Artisan Small Cap Fund, Bank of America, N.A. Core Bond Enhanced Index Trust Tier 3, Bank of America, N.A. Equity Index Trust III, Bank of America, N.A. International Index Tier 3, Bank of America, N.A. Small Cap Index Tier 3, BlackRock Balanced Capital Fund, BlackRock Basic Value Fund, BlackRock Capital Appreciation Institutional Fund, BlackRock Equity Dividend Fund, BlackRock Global Dynamic Equity Fund, BlackRock Global Small Cap Fund, BlackRock International Fund, BlackRock Large Cap Core Fund, BlackRock Large Cap Growth Fund, BlackRock Large Cap Value Fund, BlackRock Small Cap Growth II Fund, BlackRock Total Return Portfolio Fund, BlackRock Value Opportunities Fund, Columbia Mid Cap Value Fund, Columbia Small Cap Value Fund, Dodge & Cox Balanced Fund, Eaton Vance Collective Trust Tier III Fund, Harbor Mid Cap Growth Fund, Mainstay High Yield Corporate Bond Fund and the Wells Fargo Advantage Enterprise Fund were removed as investment alternatives.

•

The Batterymarch U.S. Small Cap Fund, BlackRock Fundamental Large Cap Growth Fund (Capital Appreciation Fund), BlackRock Equity Dividend Collective Fund, Dodge & Cox Stock Fund, MFS International Growth Fund, PIMCO All Asset Fund, Pyramis Small/Mid Cap Core Fund, SSgA Real Asset Fund, T. Rowe Price Institutional Large Cap Growth Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund and the Western Asset Core Bond Fund were added as investment alternatives.

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

2.	Summary of Significant Accounting Policies (Continued)

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Interest in the Stable Value Master Trust). Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the adjustment of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

2.	Summary of Significant Accounting Policies (Continued)

Plan Expenses

Plan expenses, to the extent not paid by the Plan, are paid by the Corporation. Certain expenses are borne by participants based on their investment selections.

3.	Concentrations of Investment Risk

Investments as of December 31, 2013 and 2012 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2013	2012
Bank of America Corporation Common Stock	$1,062,030,074	$775,435,290
BlackRock FFI Premier Institutional Fund	630,974,982	679,863,671
BlackRock Global Allocation Fund	1,407,659,533	1,270,292,075
Dodge & Cox Stock Fund	835,430,945	551,025,229
PIMCO Total Return Fund	*	455,187,515
Plan interest in the Stable Value Master Trust at contract value	456,127,734	417,602,135
T. Rowe Price Institutional Large Cap Growth Fund	506,248,449	*
Vanguard Institutional Index Fund	546,450,542	412,947,917

* Investment alternative was below 5% at year end.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Stable Value Master Trust (Master Trust). The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America 401(k) Plan, The Bank of America 401(k) Plan for Legacy Companies (Legacy 401(k) Plan), the Transferred Savings Account Plan, and the Merrill Lynch & Co., Inc. Retirement Accumulation Plan (RAP) (collectively known as Participating Plans).

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Interest in the Stable Value Master Trust (Continued)

Effective December 7, 2012, the RAP ceased participation after merging into the Plan. Effective April 1, 2013, the Legacy 401(k) Plan ceased participation in the Master Trust after merging into The Bank of America 401(k) Plan. The assets of the Master Trust are held by BANA, as Trustee. Effective January 1, 2013, the portfolio is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company LLC (Standish) (The Dreyfus Corporation prior to January 1, 2013), a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair market values of the investment contracts reported in aggregate for the Master Trust was $3,694,849,976 and $3,851,520,263 as of December 31, 2013 and 2012, respectively. The Plan had an undivided interest of 12.51% and 11.33% in the following assets of the Master Trust as of December 31, 2013 and 2012, respectively:

	2013
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$226,981,772	$226,981,772	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	202,365,385	205,897,370	(160,966)	(3,371,019)
Constant duration synthetic guaranteed investment contracts	2,742,747,652	2,783,805,371	722,405	(41,780,124)
Insurance company separate account guaranteed investment contracts	474,665,631	477,604,024	—	(2,938,393)

	3,646,760,440	3,694,288,537	561,439	(48,089,536)
Accrued expenses	(247,058)	(247,058)	—	—

Total Master Trust net assets	$3,646,513,382	$3,694,041,479	$561,439	$(48,089,536)

Plan interest in the Stable Value Master Trust	$456,127,734	$462,072,833	$70,228	$(6,015,327)

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Interest in the Stable Value Master Trust (Continued)

	2012
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$363,423,931	$363,423,931	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	149,717,546	152,223,031	(62,684)	(2,442,801)
Constant duration synthetic guaranteed investment contracts	2,705,441,296	2,852,140,139	1,183,148	(147,881,991)
Insurance company separate account guaranteed investment contracts	466,517,757	482,612,698	—	(16,094,941)

	3,685,100,530	3,850,399,799	1,120,464	(166,419,733)
Accrued expenses	(250,614)	(250,614)	—	—

Total Master Trust net assets	$3,684,849,916	$3,850,149,185	$1,120,464	$(166,419,733)

Plan interest in the Stable Value Master Trust	$417,602,135	$436,335,415	$126,982	$(18,860,262)

For the year ended December 31, 2013, the Master Trust earned $82,045,699 in interest income. The average yield and crediting interest rates for such investments were 2.03% and 2.09%, respectively for 2013. The average yield credited to participants was 2.01% for 2013.

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) and corresponding valuation methodologies:

Insurance Company Separate Account Guaranteed Investment Contracts

Insurance company separate accounts GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values for insurance company separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

Fixed Maturity Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Interest in the Stable Value Master Trust (Continued)

Fixed Maturity Synthetic Guaranteed Investment Contracts (Continued)

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by Interactive Data Services, a third party vendor Standish has engaged to provide fixed income prices on a monthly basis.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers Standish or its clients have engaged to provide investment services.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. Issuers may also make payment at a value other than book when withdrawals are caused by certain employer-initiated events.

All contracts are benefit responsive unless otherwise noted.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

6.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

6.	Fair Value Measurements (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Money market funds are valued at cost, which approximates fair value.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year-end.

•

Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

•	Common stocks are valued at the closing price reported on the active market on which the securities are traded.

•

Investment contracts held in the Master Trust are comprised of insurance company separate account GICs, fixed maturity synthetic GICs and constant duration synthetic GICs. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Interest in the Stable Value Master Trust).

There have been no changes in the methodologies used as of December 31, 2013 and 2012.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2013 and 2012:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$226,981,772	$—	$—	$226,981,772
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	205,897,370	—	205,897,370
Constant duration synthetic guaranteed investment contracts	—	2,783,805,371	—	2,783,805,371
Insurance company separate account guaranteed investment contracts	—	477,604,024	—	477,604,024
Wrap contracts	—	—	561,439	561,439

Total Master Trust investments	$226,981,772	$3,467,306,765	$561,439	$3,694,849,976

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

6.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$363,423,931	$—	$—	$363,423,931
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	152,223,031	—	152,223,031
Constant duration synthetic guaranteed investment contracts	—	2,852,140,139	—	2,852,140,139
Insurance company separate account guaranteed investment contracts	—	482,612,698	—	482,612,698
Wrap contracts	—	—	1,120,464	1,120,464

Total Master Trust investments	$363,423,931	$3,486,975,868	$1,120,464	$3,851,520,263

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the year ended December 31, 2013:

Wrap Contracts
Balance, beginning of year	$1,120,464
Net depreciation	(559,025)

Balance, end of year	$561,439

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2013 and 2012:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$37,156,686	$—	$—	$37,156,686
Mutual funds
Balanced	1,680,737,078	—	—	1,680,737,078
Domestic large cap equity	1,888,129,936	—	—	1,888,129,936
Domestic mid cap equity	147,939,488	—	—	147,939,488
Domestic small cap equity	310,189,566	—	—	310,189,566
Fixed income	491,415,001	—	—	491,415,001
International developed equity	340,949,005	—	—	340,949,005
Money market	—	630,974,982	—	630,974,982
Collective investment funds
Balanced	—	80,620,995	—	80,620,995
Domestic large cap equity	—	603,353,592	—	603,353,592
Domestic small cap equity	—	382,141,678	—	382,141,678
International developed equity	—	149,112,240	—	149,112,240
Common stock	1,062,030,074	—	—	1,062,030,074

Total non-Master Trust investments	$5,958,546,834	$1,846,203,487	$—	$7,804,750,321

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

6.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$24,868,141	$—	$—	$24,868,141
Mutual funds
Balanced	1,574,597,858	—	—	1,574,597,858
Domestic large cap equity	1,287,030,848	—	—	1,287,030,848
Domestic mid cap equity	90,146,186	—	—	90,146,186
Domestic small cap equity	235,817,468	—	—	235,817,468
Fixed income	632,230,910	—	—	632,230,910
International developed equity	266,390,581	—	—	266,390,581
Money market	—	679,863,671	—	679,863,671
Collective investment funds
Balanced	—	47,957,951	—	47,957,951
Domestic large cap equity	—	460,566,963	—	460,566,963
Domestic small cap equity	—	265,020,920	—	265,020,920
International developed equity	—	116,052,915	—	116,052,915
Common stock	775,435,290	—	—	775,435,290

Total non-Master Trust investments	$4,886,517,282	$1,569,462,420	$—	$6,455,979,702

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2013.

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows for the year ended December 31, 2013:

Mutual funds	$694,479,637
Collective investment funds	271,134,023
Common stock	273,136,339

Net appreciation in fair value of investments	$1,238,749,999

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made.

9.	Related Party Transactions

Institutional Retirement & Benefit Services, a division of MLPF&S, a subsidiary of the Corporation and BANA perform administrative services for the Plan. Employees of these affiliates may also be participants in the Plan. Certain other administrative functions are performed by employees of the Corporation who may also be participants in the Plan. No such employee receives compensation from the Plan. Fees paid by the Plan for investment management services are depicted in the mutual fund prospectus in the designated investment alternatives and were included as a reduction of the return earned on such fund.

As of December 31, 2013 and 2012, the Plan held investments in BAC common stock totaling $1,062,030,074 and $775,435,290 respectively. The Plan earned dividends of $2,752,881 on BAC common stock held during the year ended December 31, 2013.

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$8,500,630,701	$7,109,799,174
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,015,327	18,860,262

Net assets available for benefits per Form 5500	$8,506,646,028	$7,128,659,436

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

10.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of total income per the financial statements to the Form 5500:

Year Ended December 31, 2013

Total additions per the financial statements	$2,020,842,074
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	6,015,327
Beginning of year	(18,860,262)

Total income per Form 5500	$2,007,997,139

11.	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated September 24, 2013 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) contingent upon adoption of proposed amendments submitted to the IRS in a letter dated September 4, 2013.

The Plan administrator believes the Plan as currently designed, and with execution of proposed amendments is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the Trustee, until the participating employee’s account is distributed.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2013 and 2012

12.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements.

Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan

EIN 13-2740599 Plan No. 008

Schedule H, Line 4i – Schedule of Assets

December 31, 2013

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/Units	( e ) Current Value
	Money market funds
	BLACKROCK	BIF MONEY FUND	4,908,289	$4,908,289
	BLACKROCK	RETIREMENT RESERVES CLASS I	32,248,397	32,248,397

	Total money market funds			37,156,686

	Mutual funds
	BLACKROCK	FFI PREMIER INSTITUTIONAL FUND	630,974,982	630,974,982
	BLACKROCK	GLOBAL ALLOCATION FUND CL I SHARES	65,686,399	1,407,659,533
	DODGE & COX	STOCK FUND	4,947,184	835,430,945
	LEGG MASON	BATTERYMARCH US SMALL CAP EQUITY PORTFOLIO INSTITUTIONAL FUND	22,592,102	310,189,566
	PIMCO	ALL ASSET FUND INSTITUTIONAL CLASS SHARES	22,605,757	273,077,545
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL CLASS SHARES	33,021,667	353,001,617
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	18,571,110	506,248,449
	TEMPLETON	FOREIGN EQUITY SERIES	8,567,720	194,658,608
	VANGUARD	EXTENDED MARKET INDEX FUND INSTITUTIONAL PLUS SHARES	955,435	147,939,488
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	5,306,416	55,027,535
	VANGUARD	INSTITUTIONAL INDEX FUND INSTITUTIONAL PLUS SHARES	3,228,087	546,450,542
	VANGUARD	TOTAL BOND MARKET INDEX FUND IPL	6,725,390	71,020,123
	VANGUARD	TOTAL INTERNATIONAL STOCK INDEX FUND INSTITUTIONAL PLUS SHARES	1,305,814	146,290,397
	WESTERN ASSET	CORE BOND PORTFOLIO FUND INSTITUTIONAL CLASS I SHARES	1,046,170	12,365,726

	Total mutual funds			5,490,335,056

	Collective investment funds
	BLACKROCK	EQUITY DIVIDEND FUND	27,109,596	365,318,072
	BLACKROCK	FUNDAMENTAL LARGE CAP GROWTH FUND (CAPITAL APPRECIATION FUND)	17,838,260	238,035,520
	BLACKROCK	LIFEPATH INDEX 2015 FUND Q CLASS	362,158	4,610,123
	BLACKROCK	LIFEPATH INDEX 2020 FUND Q CLASS	623,185	7,968,109
	BLACKROCK	LIFEPATH INDEX 2025 FUND Q CLASS	803,660	10,283,394
	BLACKROCK	LIFEPATH INDEX 2030 FUND Q CLASS	713,694	9,123,145
	BLACKROCK	LIFEPATH INDEX 2035 FUND Q CLASS	714,312	9,107,119
	BLACKROCK	LIFEPATH INDEX 2040 FUND Q CLASS	434,268	5,515,155
	BLACKROCK	LIFEPATH INDEX 2045 FUND Q CLASS	465,602	5,895,692
	BLACKROCK	LIFEPATH INDEX 2050 FUND Q CLASS	174,448	2,230,459
	BLACKROCK	LIFEPATH INDEX 2055 FUND Q CLASS	370,472	4,993,963
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND Q CLASS	232,067	3,075,496
	MFS	INTERNATIONAL GROWTH FUND	12,384,738	149,112,240
	PYRAMIS	SMALL/MID CORE FUND	26,264,033	382,141,678
	SSGA	REAL ASSET FUND	1,569,898	17,818,340

	Total collective investment funds			1,215,228,505

	Common stock
*	BANK OF AMERICA CORPORATION	COMMON STOCK	68,210,024	1,062,030,074

	Total common stock			1,062,030,074

	Total non-Master Trust investments			$7,804,750,321

	Participant loans	INTEREST RATES RANGING FROM 3.25% TO 9.75%		$113,646,837

*Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Date: June 23, 2014	/s/ DICK HO
Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.